United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2016

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Notification of Transactions of Directors

On December 16, 2016, Dr. Stephen Wright, the Chief Medical Officer and a Director of GW Pharmaceuticals plc (the “Company”) exercised options to acquire 281,052 of the Company’s ordinary shares 0.1 pence each (the “Ordinary Shares”). These Ordinary Shares were immediately converted into 23,421 American Depositary Shares (“ADS”) and were sold on the Nasdaq Global Market at the market price of $116.59 per ADS. Following this sale, Dr. Wright retains a beneficial interest in vested options to acquire 321,938 Ordinary Shares (equivalent to 26,828 ADSs), 4,359 Ordinary Shares (equivalent to 363 ADSs) and unvested options over an additional 449,264 Ordinary Shares (equivalent to 37,439 ADSs). The total number of Ordinary Shares outstanding in the Company is 303,656,708.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: December 20, 2016